Exhibit 99.1

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Announces Results of 2023 Annual Meeting of Shareholders

LONDON, June 6, 2023 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”) today announced that its 2023 Annual Meeting of Shareholders was duly held on June 6, 2023, in Athens, Greece (the “Annual Meeting”).  At the Annual Meeting, the shareholders of the Company (i) re-elected each of three directors, Michael Gross, Menno van Lacum and Alain Wils, to serve until the Company’s 2026 Annual Meeting of Shareholders and until such time as his successor has been duly elected and qualified, and (ii) ratified the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at May 9, 2023, Global Ship Lease owned 64 containerships and had contracted to purchase a further four ships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity (when fully delivered) of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed up to May 9, 2023, and the four ships to be acquired, the average remaining term of the Company’s charters as at March 31, 2023, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.11 billion. Contracted revenue was $2.54 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in its reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.